VIA ELECTRONIC EDGAR FILING
(Correspondence Filing)

December 19, 2023

Jeffrey A. Foor
Senior Counsel
Office of Disclosure and Review
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Niagara Income Opportunities Fund File Nos.: 333-274697, 811-23902

Dear Mr. Foor:

On behalf of the Niagara Income Opportunities Fund (the "Fund" or "Registrant"), this letter responds to the comments that you provided on behalf of the staff of the Securities and Exchange Commission (the "Staff") by letter dated November 4, 2023, with respect to the registration statement of the Fund on Form N-2 (the "Registration Statement").  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  A marked version of the prospectus is attached to aid in the Staff’s review.  The Registrant anticipates filing an amended Form N-2 in the very near future with a request for acceleration of effectiveness to follow shortly after.

General

1.	Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response.  The Registrant has not presented any test the waters materials to potential investors.

2.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response.  The Registrant has not and has no plans to submit an exemptive application or no-action request in connection the registration statement.

Cover Page

3.	Please confirm the fund’s initial repurchase offer will comply with Rule 23c-3(a)(7).

Response.  The Registrant confirms that its initial repurchase offer will comply with Rule 23c-3(a)(7).

Fund Expenses, page 6

4.	The completed fee table and expense example (as well as seed financial statements) have not been included. Please note these will be reviewed when included in an amendment.

Response.  The Registrant acknowledges that when complete, the fee table, expense example, and seed financial statements will be reviewed.

Investment Policies and Strategies, page 8

5. Disclosure states that the Fund may invest in public funds. Please confirm in your response that the fund will not invest in private funds, such as private equity funds.

Response.  Upon consultation with Fund management, the Registrant will invest in private funds and has included expanded strategy and risk disclosures, including a representation that it will not invest more than 15% of its assets in privately-offered pooled investment vehicles such as those commonly known as hedge funds, private equity funds, or venture capital funds that rely upon exclusions of Section 3(c)(1) or 3(c)(7) of the Investment Company Act.

Risk Factors, page 13

5.
We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 – Improving Principal Risks Disclosure.

Response.  The Registrant has reordered risks such that after listing the most significant risks to the Fund, the remaining risks are alphabetized.

7. Please include risks related to the fund’s investments in MLPs.

Response.  The Registrant has included MLP related risks.

Accounting Comments

8. Please confirm in correspondence whether the fund will incur leverage during the first year of investment operations.

Response.  The Registrant has no intention to incur leverage during the first year of investment operations.

9. Please include an estimate of the organizational and offering costs incurred or to be incurred.

Response.  The Registrant has included an estimate of the organizational and offering costs incurred or to be incurred.

10. Please include disclosure discussing the accounting for organizational and offering costs of the fund.

Response.  The Registrant has included disclosure discussing the accounting for organizational and offering costs of the Fund.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Very truly yours,

Parker Bridgeport
Senior Counsel
Thompson Hine LLP

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